Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Premier Power Renewable Energy, Inc.
El Dorado Hills, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2009 (June 24, 2009 as to the first, second, and third paragraphs of Note 12, September 24, 2009 as to the fourth paragraph of Note 12, and November 7, 2009 as to the fifth paragraph of Note 12 and December 17, 2009 as to the retrospective presentation and disclosure revisions summarized in Note 2) relating to the consolidated financial statements of Premier Power Renewable Energy, Inc., which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Macias Gini & O’Connell LLP
Sacramento, California

December 17, 2009